Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Interests of Experts”, and to the incorporation by reference in the Registration Statement (Form F-10 No. 333-253122) of AltaGas Ltd. (the “Company”) and the use herein of our report dated March 1, 2023, with respect to the consolidated balance sheets as at December 31, 2022 and 2021 and the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of equity and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2022, included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Calgary, Alberta
March 1, 2023